FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Revisions of Earnings Forecast and Dividend Forecast

for the fiscal year ended March 31, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 22, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

April 22, 2009

For Immediate Release:
To Whom It May Concern

Mitsui & Co., Ltd.

Revisions of Earnings Forecast and Dividend Forecast

for the fiscal year ended March 31, 2009

Mitsui & Co., Ltd. (the “Company”) announced today that the Company has revised downward its earnings forecast and dividend forecast for the fiscal year ended March 31, 2009, both of which were announced on February 3, 2009, as follows.

1. Revision of the earnings forecast for the fiscal year ended March 31, 2009

(1) Contents of the revision

(“▲” means loss.)

	Total Trading transactions	Net Income	Earnings Per Share
Forecast previously announced (A)	Billion JPY 16,000	Billion JPY 310.0	JPY 170.33
Revised Forecast (B)	15,500	180.0	98.90
Difference (B-A)	▲ 500	▲ 130.0	—
Increase/Decrease (%)	▲ 3.1	▲ 41.9	—
Results for the fiscal Year ended March 31, 2008	17,009	410.1	227.20

(2) Reason for the revision

Following the banking crisis that erupted in mid-September 2008, the financial markets unraveled and took with them consumer confidence. The rapid demand destruction and unprecedented destocking throughout almost every value chain resulted in lower sales volume and a sharp drop in prices of all merchandises. Continued precipitation of equity markets all over the globe and depreciation of all currencies against the Yen also contributed to significantly lower earnings especially in the last three month. All of this is something none of us have ever experienced. The impact of this global economic correction starting in October 2008 was inescapable and that is reflected in the financial results we recorded in this fiscal year, with the forth quarter being the worst quarter in our history.

Upon reviewing business plans of relevant businesses taking into account the current severe economic environment, we have recognized additional impairment losses of approximately JPY 47.0 billion (after tax) on unlisted securities, goodwill and long lived assets including real estate related losses of approximately JPY 18.0 billion (after tax).

We have also recorded additional impairment losses of approximately JPY 43.0 billion (after tax) on listed securities including investments in associated companies due to the sharp decline in equity markets.

In addition, we have determined to set up an additional valuation allowance of approximately JPY 21.0 billion for the deferred tax assets evaluating the realizability of deferred tax assets based on the new tax laws to be applied for the next fiscal year ending March 31, 2010.

Factoring in all above, we have revised our earnings forecast to JPY 180.0 billion, a JPY 130.0 billion decrease from the previously announced forecast of JPY 310.0 billion.

2. Revision of the dividends to be paid for the fiscal year ended March 31, 2009

(1) Contents of the revision

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Dividend forecast previously announced	JPY 25.00	JPY 10.00	JPY 35.00
Revised forecast	25.00	—	25.00
Dividends paid for the Fiscal year ended March 31, 2008	23.00	23.00	46.00

(3) Reason for the revision

In order to maximize shareholder value, we seek to maintain an optimal balance between (a) achieving sustainable growth through strategic investments in areas of our core strength and growth and (b) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the Group aim to steadily increase dividends from their current levels.

In accordance with this dividend policy, in February we announced that our annual dividend per share was expected to be JPY 35 (including the interim dividend of JPY 25) on the assumption that our annual net income would be JPY 310.0 billion.

Nevertheless, as stated above, the revised net income forecast was substantially reduced to JPY 180.0 billion from the previous forecasted net income of JPY 310.0 billion, and annual dividend per share is expected to be smaller than the interim dividend per share of JPY 25, which has been already paid, according to the target dividend pay out ratio of 20%. We regret to announce that we plan not to pay a year-end dividend because we believe it is better for the shareholders to prioritize enhancing the financial strength and carrying out the sound management under the current unprecedented economic turmoil. In this case, an annual dividend per share will be JPY 25, the same dividend per share as the interim dividend per share already paid. The final annual dividend proposal for shareholder’s approval will be determined based on the net income for the fiscal year ended March 31, 2009.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Telephone: +81-3-3285-7910

Note: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.